Mail Stop 4561

January 15, 2008

Mr. Kent W. Christensen
Chief Financial Officer
Extra Space Storage Inc.
2795 East Cottonwood Parkway, Suite 400
Salt Lake City, Utah 84121

      Re: **Extra Space Storage Inc.**
              Form 10-K for the fiscal year ended December 31, 2006
              File No. 1-32269

Dear Mr. Christensen:

      We have reviewed your first response letter filed on January 7, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2006

Financial Statements

Consolidated Statements of Cash Flows, page 55

1.   We note your response to prior comment 4. Please confirm that you will provide further clarification in future filings when dividends and distributions paid exceed net cash provided by operating activities in a period.

Note 15 – Minority Interest In Operating Partnership, page 74

2.   We note your response to prior comment 6 in which it appears that you are indicating that consideration to be paid to minority holders of interests to your operating partnership could be fairly estimated based upon net book value at the balance sheet date. In light of the fact that you have disclosed on page 74 of your filing that certain holders of interests in your operating partnership have the right to redeem operating partnership units for cash based upon the fair market value of an equivalent number of shares of your common stock, please tell us why you believe net book value is appropriate for this disclosure. Please confirm that you will further clarify, in your future filings, the amount of consideration that would be paid to the holders of the non-controlling interests in the operating partnership as if the termination of the operating partnership occurred on the balance sheet date.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

                        Sincerely,

                        Kevin Woody
                        Branch Chief